

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2013

Michael D. Weiner
Executive Vice President and Chief Legal Officer
Ares Management, L.P.
2000 Avenue of the Stars
12th Floor
Los Angeles, CA 90067

> **Re: Ares Management, L.P.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 24, 2013**
> **CIK 000176948**

Dear Mr. Weiner

Our preliminary review of your registration statement indicates that it is materially incomplete as it does not include any pro forma information about the reorganization and offering adjustments. Therefore, it does not comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Suzanne Hayes
Assistant Director
Suzanne Hayes